UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024.

Commission File Number 001-42424

TNL Mediagene

4F., No. 88, Yanchang Rd.
23-2 Maruyamacho	Xinyi District
Shibuya-ku, Tokyo 150-0044	Taipei City 110
Japan	Taiwan
+81-(0)3-5784-6742	+866-2-6638-5108
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

This Report on Form 6-K  is being filed to provide additional information regarding its recent transactions related to certain PIPE Investments as described in the Registration Statement on Form F-4 (Registration No. 333-280161) (as amended, the “Registration Statement”), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on November 6, 2024. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Registration Statement.

Closing of Certain Private Placement Investment Transactions

As previously disclosed in a Report on Form 6-K filed by TNL Mediagene, on November 25, 2024, TNL Mediagene entered a securities purchase agreement for issuance by TNL Mediagene of convertible notes (the “Note SPA”) with a certain third-party investor (the “Note Buyer”) and an ordinary share purchase agreement for an equity line of credit (the “ELOC SPA”) with a certain third-party investor (the “ELOC Buyer”).

On December 13, 2024, TNL Mediagene issued and sold a convertible note in the aggregate principal amount of $4,722,222 ($4,250,000 with an original issue discount of 10%) (the “Initial Note”) under the Note SPA to the Note Buyer. The Initial Note accrues simple interest at six percent (6%) per annum and will mature on the 12-month anniversary of the issue date. The Initial Note is guaranteed by a subsidiary guarantee under which each of TNL Mediagene’s subsidiaries jointly and severally, unconditionally and irrevocably will guarantee TNL Mediagene’s obligations under the Initial Note, any other notes issued under the Note SPA, the Note SPA and other transaction documents (the “Subsidiary Guarantee”), which was entered on December 13, 2024. On December 13, 2024, TNL Mediagene also entered into a registration rights agreement (the “Note RRA”) with the Note Buyer to provide certain customary registration rights to the Note Buyer. TNL Mediagene has agreed to file with the SEC an initial registration statement covering the maximum number of Registrable Securities (as defined in the Note RRA) within thirty (30) calendar days from the date of the Note RRA so as to permit the resale of the Registrable Securities by the Note Buyer.

Concurrently with the issuance of the Initial Note on December 13, 2024, TNL Mediagene completed the closing of the ELOC SPA and also entered into a related registration rights agreement (the “ELOC RRA”) with the ELOC Buyer to provide certain customary registration rights to the ELOC Buyer. TNL Mediagene has agreed to file with the SEC an initial registration statement covering the maximum number of Registrable Securities (as defined in the ELOC RRA) within thirty (30) calendar days from the date of the ELOC RRA so as to permit the resale the Registrable Securities by the ELOC Buyer.

The foregoing description of the Note SPA, the Initial Note, the Note RRA, the Subsidiary Guarantee, the ELOC SPA and the ELOC RRA is qualified in its entirety by reference to the full text of these documents, forms of which are filed as Exhibits to the Report on Form 6-K filed on November 25, 2024 and incorporated herein by reference.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 (File No. 333-280161), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: December 17, 2024	By:	/s/ Tzu-Wei Chung
		Name:	Tzu-Wei Chung
		Title:	Chief Executive Officer

3